CONFIDENTIAL TREATMENT REQUESTED

BY UPLAND SOFTWARE, INC.

UPLD-001

CERTAIN PORTIONS OF THIS LETTER HAVE BEEN OMITTED FROM THE VERSION FILED VIA EDGAR. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. INFORMATION THAT WAS OMITTED IN THE EDGAR VERSION HAS BEEN NOTED IN THIS LETTER WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[CONFIDENTIAL ***].”

September 30, 2014

VIA EDGAR AND COURIER

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Barbara C. Jacobs

Matthew Crispino

Maryse Mills-Apenteng

Stephen Krikorian

Juan Migone

Re:	Upland Software, Inc.

Registration Statement on Form S-1

File No. 333-198574

Ladies and Gentlemen:

On behalf of Upland Software, Inc. (“Upland” or the “Company”), we submit this supplemental letter in further response to Comment No. 3 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter dated June 9, 2014 (the “Comment Letter”) relating to the Confidential Draft Registration Statement on Form S-1 originally submitted by the Company to the Commission on May 13, 2014 and as revised and publicly filed on September 4, 2014 (as revised, the “Registration Statement”).

Because of the commercially sensitive nature of information contained herein, this submission is accompanied by the Company’s request for confidential treatment of selected portions of this letter pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83 and the Freedom of Information Act.

Securities and Exchange Commission September 30, 2014 Page 2	CONFIDENTIAL TREATMENT REQUESTED BY UPLAND SOFTWARE, INC. UPLD-001

Determination of Estimated Preliminary IPO Price Range

The Company advises the Staff that the Company currently estimates a preliminary IPO price range of $[CONFIDENTIAL ***] to $[CONFIDENTIAL ***] per share. This price range was determined based, in large part, on discussions and correspondence among the Board of Directors of the Company (the “Board”), senior management of the Company and representatives of William Blair & Company, L.L.C. and Raymond James & Associates, Inc., the lead underwriters for the offering, that took place during the week of September 22, 2014. Prior to September 22, 2014, the underwriters had not provided the Company with any formal valuation of the Company or related price range.

The Company expects to include the estimated preliminary IPO price range in an amendment to the Registration Statement that will precede the commencement of the Company’s road show. This price range is subject to further revision based on market conditions, business developments and other factors.

While the Company expects to implement a 6.099 to 1 reverse stock split and reflect such split in the same amendment to the Registration Statement that includes the estimated preliminary IPO price range, all per share numbers in this letter are pre-split, and therefore consistent with the Registration Statement.

Summary of Recent Equity Grants

As described on pages 77- 78 of the Registration Statement, the Company recently granted options to purchase common stock and restricted stock awards to certain employees and other service providers of the Company. At the time of these grants, the Board determined that the fair value of the Company’s common stock was $1.43 per share. The Board based its determination of the fair value of the Company’s common stock on the factors described on pages 75-77 of the Registration Statement including the valuation report of its third-party independent valuation firm (the “Valuation Report”), which concluded that, as of June 30, 2014, the fair market value of the Company’s common stock was $1.43 per share. The Valuation Report applied a PWERM analysis that reflected a 90% probability that the Company would complete an initial public offering, a 5% probability of an acquisition of the Company and a 5% probability that the Company would continue as a going concern. The Valuation Report further applied a discount to reflect the value of the common stock on a non-marketable, minority basis. At the time of the grants, the Board carefully considered all relevant information available to it, and determined that there were no material changes in the Company’s business since June 30, 2014, or in the assumptions upon which the valuation was based, that affected the fair value of the Company’s common stock on such dates.

The Company has not granted any additional options or restricted stock awards subsequent to these most recent grants.

Securities and Exchange Commission September 30, 2014 Page 3	CONFIDENTIAL TREATMENT REQUESTED BY UPLAND SOFTWARE, INC. UPLD-001

Explanation and Reconciliation of Difference Between the Fair Value of the Company’s Common Stock in September and the Midpoint of the Estimated Preliminary IPO Price Range for an October IPO

The Company respectfully submits that the difference between the fair value of the Company’s Common Stock on September 2, 2014 ($1.43) and the midpoint of the estimated preliminary IPO price range for an October IPO ($[CONFIDENTIAL ***]) is primarily the result of the following factors:

•	The estimated preliminary IPO price range represents a future price for shares of common stock that, if issued in the IPO, will be immediately freely tradable in a public market, whereas the estimated fair value of the common stock as of the September 2, 2014 grant date represents a contemporaneous estimate of the fair value of shares that were then illiquid, might never become liquid and, even if an IPO were successfully completed, would remain illiquid at least until the expiration of the 180-day lockup period following the IPO. This illiquidity accounts for a substantial difference between the estimated fair value of the common stock as of the September 2, 2014 grant date and the estimated preliminary IPO price range.

•	The estimated preliminary IPO price range is based on a single outcome that is not probability weighted – a successful IPO in the near-term – and does not take into account the probability of alternative outcomes that could yield lower valuations, such as an acquisition at differing valuations or that the Company may continue as a private, stand-alone entity.

•	The holders of the Company’s preferred stock currently enjoy substantial economic rights and preferences over the holders of its common stock, including (i) liquidation payments in preference to the holders of common stock and (ii) the right to receive dividends prior to any dividends declared or paid on any shares of the common stock.

•	The successful completion of an IPO would strengthen the Company’s balance sheet, provide access to public debt and equity markets and provide enhanced operational flexibility.

•	The performance of the financial markets in general, and the performance of publicly-traded software-as-a-service companies in particular, have been strong recently. Major market indices are at or near their all-time highs and several technology companies successfully completed initial public offerings since September 2, 2014. Strong markets, and a favorable IPO market, contributed to an increase in the value of the Company’s common stock during the relevant period.

•	The Company’s consideration of various objective and subjective factors in the previous fair value determination that are applicable to valuations based on private company valuation methodologies, and which were not taken into account in the analysis performed by the lead underwriters in considering the estimated preliminary price range for the Company’s initial public offering.

Securities and Exchange Commission September 30, 2014 Page 4	CONFIDENTIAL TREATMENT REQUESTED BY UPLAND SOFTWARE, INC. UPLD-001

The Company anticipates including a general description of the foregoing in its Registration Statement at or prior to the time that it amends the Registration Statement to include the estimated preliminary IPO price range.

The Company respectfully submits that the determination of the fair value of its common stock in September 2014 was consistent with its past practice and consistent with the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately-Held Company Equity Securities Issued as Compensation. Based on the foregoing, the Company respectfully seeks confirmation that the Staff has no further comments with respect to the matters discussed in this letter.

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Securities and Exchange Commission September 30, 2014 Page 5	CONFIDENTIAL TREATMENT REQUESTED BY UPLAND SOFTWARE, INC. UPLD-001

Please direct any questions or comments regarding the contents of this letter to me at (512) 338-5471 or jalcorta@wsgr.com and Brian Beard at (512) 338-5422 or bbeard@wsgr.com. Thank you for your assistance.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ Joseph M. Alcorta

Joseph M. Alcorta

Enclosures

cc:	John T. McDonald, Upland Software, Inc.

Michael D. Hill, Upland Software, Inc.

Robert V. Housley, Upland Software, Inc.

Brian K. Beard, Wilson Sonsini Goodrich & Rosati, P.C.

Brian Schafer, Winston & Strawn LLP